The fund's investment strategy has been revised to as follows:

Intermediate Bond Fund expects to invest substantially all of its assets (normally, at least 80% of its net assets) in tax-exempt bonds with short, intermediate, and long-term maturities. There are no maturity limitations on individual securities, but the fund's weighted average maturity will normally range between five and 10 years. Most investments are in investment-grade securities, which means their ratings are within the four highest credit categories (AAA, AA, A, BBB, or equivalent) as determined by a national rating organization or, if unrated, deemed to be of comparable quality by T. Rowe Price. The fund may invest up to 5% of total assets in below investment-grade securities, including those with the lowest rating or, if unrated, believed by
T. Rowe Price to be noninvestment grade.

The December 22, 2004 prospectus sticker (stating the credit-quality category for the Tax-Free Intermediate Bond Fund as shown in Table 1 of the prospectus had been changed to "predominantly" four highest) has been incorporated into the prospectus.